Prudential National Municipals Fund, Inc.
For the fiscal year ended (b) 12/31/01
File number (c) 811-2992


	SUB-ITEM 77 J
	EXHIBITS


Revaluation of assets or restatement of capital share account



Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income, accumulated capital gains (losses) and paid-in capital on the statement of assets and liabilities that more closely represent the tax character, certain adjustments have been made to undistributed net investment income, accumulated net realized gain (loss) on investments and paid-in capital. For the year ended December 31, 2001, the adjustments were to increase undistributed net investment income by $225,170, decrease accumulated realized gain by $578,494 and increase paid-in capital by $353,324, due to the federal income tax treatment of securities purchased with market discount, redemptions utilized as distributions for federal income tax purposes and expenses not deductible for tax purpose. Net investment income, net realized gains and net assets were not affected by this change.